SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K

                    [X] ANNUAL REPORT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the Fiscal year ended: December 31, 2003

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the transition period from ____ to ____

                         Commission File Number: 1-12709


              TOMPKINS TRUSTCO, INC. EMPLOYEE STOCK OWNERSHIP PLAN
              ----------------------------------------------------
                              (Full title of plan)

                             TOMPKINS TRUSTCO, INC.
          (Name of issuer of the securities held pursuant to the plan)


                            P.O. Box 460, The Commons
                             Ithaca, New York 14851
                                 (607) 273-3210
                    (Address of principal executive offices)

                             TOMPKINS TRUSTCO, INC.
                             ----------------------

                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------

                              FINANCIAL STATEMENTS
                              --------------------

                                       AND
                                       ---

                             SUPPLEMENTAL SCHEDULES
                             ----------------------

                                      * * *

                           DECEMBER 31, 2003 AND 2002
                           --------------------------

                                TABLE OF CONTENTS
                                -----------------

                                                                        Page No.
                                                                        --------

INDEPENDENT AUDITOR'S REPORT                                                 1

FINANCIAL STATEMENTS

   Statement of Net Assets Available for Benefits as of December 31, 2003    2

   Statement of Net Assets Available for Benefits as of December 31, 2002    3

   Statement of Changes in Net Assets Available for Benefits for the Year
    Ended December 31, 2003                                                  4

   Statement of Changes in Net Assets Available for Benefits for the Year
    Ended December 31, 2002                                                  5

   Notes to Financial Statements                                             6

SUPPLEMENTAL SCHEDULES

   Schedule of Assets Held for Investment Purposes at End of Year as of
     December 31, 2003 (Schedule I)                                          10

   Schedule of Investment Assets That Were Both Acquired and Disposed of
    Within the Plan Year for the Year Ended December 31, 2003
    (Schedule II)                                                            11

   Schedule of Reportable Transactions for the Year Ended
    December 31, 2003 (Schedule III)                                         12

                          Independent Auditor's Report
                          ----------------------------

                                                                  April 29, 2004

To the Compensation and Personnel Committee and Board of Directors of Tompkins Trustco, Inc.
  Employee Stock Ownership Plan

         We have audited the accompanying statements of net assets available for benefits of the Tompkins Trustco, Inc. Employee Stock Ownership Plan ("the Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2003, Schedule of Investment Assets That Were Both Acquired and Disposed of Within the Plan Year for the Year Ended December 31, 2003, and Schedule of Reportable Transactions for the Year Ended December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                             TOMPKINS TRUSTCO, INC.
                             ----------------------

                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                 ----------------------------------------------

                                DECEMBER 31, 2003
                                -----------------

                Assets                          Allocated    Unallocated      Total
                ------                         -----------   -----------   -----------
Investments, at fair value (Notes 2 and 4):
   Money market funds                          $       103   $        42   $       145
   Corporate stock of Tompkins Trustco, Inc.    20,946,349            --    20,946,349
                                               -----------   -----------   -----------

       Total investments                        20,946,452            42    20,946,494
                                               -----------   -----------   -----------

Employer contributions receivable                  617,858            --       617,858
                                               -----------   -----------   -----------

       Net assets available for benefits       $21,564,310   $        42   $21,564,352
                                               ===========   ===========   ===========

                 See accompanying notes to financial statements.

                             TOMPKINS TRUSTCO, INC.
                             ----------------------

                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                 ----------------------------------------------

                                DECEMBER 31, 2002
                                -----------------

                Assets                          Allocated    Unallocated      Total
                ------                         -----------   -----------   -----------
Investments, at fair value (Notes 2 and 4):
   Money market funds                          $       734   $        40   $       774
   Corporate stock of Tompkins Trustco, Inc.    17,816,709       704,586    18,521,295
                                               -----------   -----------   -----------

       Total investments                        17,817,443       704,626    18,522,069
                                               -----------   -----------   -----------

Employer contributions receivable                   88,117            --        88,117
                                               -----------   -----------   -----------

       Net assets available for benefits       $17,905,560   $   704,626   $18,610,186
                                               ===========   ===========   ===========

                 See accompanying notes to financial statements.

                             TOMPKINS TRUSTCO, INC.
                             ----------------------

                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            ---------------------------------------------------------

                          YEAR ENDED DECEMBER 31, 2003
                          ----------------------------

                                                        Allocated    Unallocated       Total
                                                       -----------   -----------    -----------
Additions to net assets attributed to:-
  Investment income:
     Net appreciation in fair value of
       investments (Note 4)                            $ 2,793,196   $        --    $ 2,793,196
     Dividends                                             508,291             2        508,293
                                                       -----------   -----------    -----------

       Total investment income                           3,301,487             2      3,301,489
                                                       -----------   -----------    -----------
   Contributions:
     Employer contributions                                618,141            --        618,141
                                                       -----------   -----------    -----------

       Total contributions                                 618,141            --        618,141
                                                       -----------   -----------    -----------
Allocation of 15,977 shares of Corporate
  stock of Tompkins Trustco, Inc.                          647,024            --        647,024
                                                       -----------   -----------    -----------

       Total additions                                   4,566,652             2      4,566,654
                                                       -----------   -----------    -----------
Deductions from net assets attributed to:-
   Investment Income:
     Net depreciation in fair value of
       investments (Note 4)                                     --        57,562         57,562
   Benefits paid to participants                           731,140            --        731,140
   Transfer to other plan (Note 7)                         176,762            --        176,762
   Allocation of 15,977 shares of corporate
     stock of Tompkins Trustco, Inc.                            --       647,024        647,024
                                                       -----------   -----------    -----------

       Total deductions                                    907,902       704,586      1,612,488
                                                       -----------   -----------    -----------

       Net increase (decrease)                           3,658,750      (704,584)     2,954,166
Net assets available for benefits, beginning of year    17,905,560       704,626     18,610,186
                                                       -----------   -----------    -----------

Net assets available for benefits, end of year         $21,564,310   $        42    $21,564,352
                                                       ===========   ===========    ===========

                 See accompanying notes to financial statements.

                             TOMPKINS TRUSTCO, INC.
                             ----------------------

                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            ---------------------------------------------------------

                          YEAR ENDED DECEMBER 31, 2002
                          ----------------------------

                                                        Allocated    Unallocated       Total
                                                       -----------   -----------    -----------
Additions to net assets attributed to:-
  Investment income:
     Net appreciation in fair value of
       investments (Note 4)                            $ 1,758,412   $        --    $ 1,758,412
     Dividends                                             488,264        23,096        511,360
                                                       -----------   -----------    -----------

       Total investment income                           2,246,676        23,096      2,269,772
                                                       -----------   -----------    -----------
   Contributions:
     Employer contributions                                 88,117            --         88,117
     Employer contributions for loan principal                  --       127,251        127,251
     Employer contributions for loan interest                   --         4,277          4,277
                                                       -----------   -----------    -----------

       Total contributions                                  88,117       131,528        219,645
                                                       -----------   -----------    -----------
Allocation of 16,284 shares of corporate
  stock of Tompkins Trustco, Inc.                          584,810            --        584,810
                                                       -----------   -----------    -----------

       Total additions                                   2,919,603       154,624      3,024,227
                                                       -----------   -----------    -----------
Deductions from net assets attributed to:-
   Investment Income:
     Net depreciation in fair value of
      investments (Note 4)                                      --         9,110          9,110
   Benefits paid to participants                         1,817,035            --      1,817,035
   Transfer to other plan (Note 7)                         243,925            --        243,925
   Interest expense                                             --         4,275          4,275
   Allocation of 16,284 shares of corporate
     stock of Tompkins Trustco, Inc.                            --       584,810        584,810

                                                       -----------   -----------    -----------

       Total deductions                                  2,060,960       598,195      2,659,155
                                                       -----------   -----------    -----------
       Net increase (decrease)                             858,643      (443,571)       415,072

Net assets available for benefits, beginning of year    17,046,917     1,148,197     18,195,114
                                                       -----------   -----------    -----------

Net assets available for benefits, end of year         $17,905,560   $   704,626    $18,610,186
                                                       ===========   ===========    ===========

                 See accompanying notes to financial statements.

                             TOMPKINS TRUSTCO, INC.
                             ----------------------

                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------


Note 1 - Description of the Employee Stock Ownership Plan
---------------------------------------------------------

         The following description of the Tompkins Trustco, Inc. (the "Company") Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General - The Plan is an employee stock ownership plan covering eligible employees who have met certain age and service requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Compensation and Personnel Committee (the "Committee") appointed by the Company's Board of Directors (the "Board"). The Trust Department of Tompkins Trust Company is the Plan's Trustee (the "Trustee"). All investments are non-participant directed.

         As described in Note 5, the Plan purchased voting common stock of the Company using the proceeds of a borrowing from the Company. The borrowing was collateralized by unallocated shares of stock and was to be repaid over a period of not more than ten (10) years by Company contributions to the Plan. As the Plan made each payment of principal, an appropriate percentage of stock was released and allocated to eligible employees' accounts in accordance with applicable regulations under the Internal Revenue Code (IRC). Accordingly, the financial statements of the Plan for 2003 and 2002 present separately, the assets and liabilities and changes therein pertaining to the accounts of employees with vested rights in allocated stock (allocated) and stock not yet allocated to employees (unallocated). All shares of the Company have been allocated as of December 31, 2003. Under the Plan agreement, the Trustee shall vote all common stock of the Company unless otherwise directed by agreement.

         Company contributions - The Company shall contribute to the Plan a discretionary amount, which shall not exceed 5% of participant compensation. The Committee approved 3.5% and 4.5% discretionary contributions to the Plan for the years ended December 31, 2003 and 2002, respectively.

         Participants' accounts - Each participant's account is credited with an allocation of the Company's discretionary and non-elective contributions and an allocation of Plan earnings. Allocations of Company contributions are based upon the participant's compensation and the allocations of Plan earnings are based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Forfeitures on non-vested account balances are allocated to participants' accounts as Company contributions.

         Eligibility - An employee shall become eligible for participation in the Plan on the first day of the month coinciding with completing one (1) year of employment and attaining the age of twenty-one (21). Leased employees, employees covered under a collective bargaining agreement and "On-Call" employees are not eligible to participate.

         Vesting - Participants will become vested in the Plan over a five (5) year period. The Plan has non-vested assets of approximately $36,300 and $24,600 as of December 31, 2003 and 2002, respectively.

         Payments of benefits - Upon retirement or disability, a participant may elect to receive either a lump sum amount equal to the value of their account or payments on an instalment method. Distributions to participants upon termination of employment other than for retirement or disability may be made in a lump sum.

Note 2 - Summary of significant accounting policies
---------------------------------------------------

         Basis of presentation - The accompanying financial statements have been prepared on the accrual method of accounting.

         Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

         Risks and uncertainties - The Plan's investments are in company stocks and money market funds. These investments are exposed to market and credit risks. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of the investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

         Investments - Investments are recorded at fair value. The investment in the Company's common stock is valued at December 31, 2003 and 2002, at the market value as listed on the American Stock Exchange for publicly traded securities.

         Economic dependency and concentration of risk - The Plan has approximately 97% and 99% of its assets invested in Tompkins Trustco, Inc. Common Stock as of December 31, 2003 and 2002, respectively. Accordingly, the Plan is dependent upon the financial condition of Tompkins Trustco, Inc.

Note 3 - Administration of Plan assets
--------------------------------------

         The Trustee of the Plan holds the Plan's assets, which consist principally of Tompkins Trustco, Inc. common shares. Dividends on the stock are paid in cash to the participants or reinvested to buy more shares of common stock for a participant account, or used to make loan payments.

         Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses, including maintaining participant accounts, legal and accounting costs are paid directly by the Company.

Note 4 - Investments
--------------------

         The Plan's investments are held by the Company's administered Trust fund. The fair values of investments are as follows:

                                                                       December 31,
                                                               ---------------------------
                                                                   2003           2002
                                                               ------------   ------------
         Investments at fair value:-
           Tompkins Trustco, Inc. Common Stock - Allocated
            (454,861 in 2003 and 404,007 shares in 2002)       $ 20,946,349   $ 17,816,709
           Tompkins Trustco, Inc. Common Stock - Unallocated
            (15,977 shares in 2002)                                      --        704,586
           Money market funds - Allocated                               103            734
           Money market funds - Unallocated                              42             40
                                                               ------------   ------------

                                                               $ 20,946,494   $ 18,522,069
                                                               ============   ============

         In March 2003, the Plan allocated 15,977 shares, which had previously been released but not allocated.

         Investments that represent 5% or more of the Plan's net assets ($1,078,218 for 2003 and $930,509 for 2002) are separately identified above.

         The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

                                                                    Year ended December 31,
                                                                -----------------------------
                                                                    2003             2002
                                                                ------------     ------------
         Tompkins Trustco, Inc. Common Stock - Allocated        $  2,793,196     $  1,758,412
         Tompkins Trustco, Inc. Common Stock - Unallocated           (57,562)          (9,110)
                                                                ------------     ------------

                                                                $  2,735,634     $  1,749,302
                                                                ============     ============

Note 5 - Term loan payable
--------------------------

         The Plan had a $486,661 term loan agreement with the Company, which was collateralized by unallocated shares of Company stock. The term loan agreement provides for the loan to be repaid over a period not to exceed ten (10) years, requiring a minimum annual payment of principal of $48,666 with interest payable annually at prime rate plus 1.0%. During 2002, the note was repaid in full and all unallocated shares were allocated in 2003.

Note 6 - Termination of the Plan
--------------------------------

         The Company reserves the right to terminate the Plan at any time, subject to Plan provisions and provisions of ERISA. Upon Plan termination, all assets would be used to pay the administrative expenses, liquidation expenses and participant claims until all fund assets have been expended. The Company would not be entitled to receive any assets or other benefits upon termination of the Plan.

Note 7 - Diversification and transfers
--------------------------------------

         Under the Plan document, participants meeting certain age and service requirements may elect to diversify an eligible portion of the Company stock held in their account within ninety (90) days after the close of each Plan year. The participants may make this election over a six (6) year period. In the first
(5) five years a participant may diversify up to 25% of the number of shares allocated to their account. In the sixth year, the percentage changes to 50%. The funds elected to be diversified, are transferred to the Tompkins Trustco, Inc. Investment and Stock Ownership Plan ("ISOP") and invested in funds as chosen by the participant. During 2003 and 2002, the Plan transferred $176,762 and $243,925 to the ISOP, respectively.

Note 8 - Plan amendments
------------------------

         Effective January 1, 2003, the Plan was amended for the required minimum distributions rules.

         Effective January 1, 2002, the Plan was amended as required by the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) to include catch-up contributions for participant's fifty (50) years of age and older and to increase annual compensation limit for contribution and benefit purposes.

Note 9 - Tax status
-------------------

         The Company has filed for a determination letter from the Internal Revenue Service to determine that the Plan is qualified and the Trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Company has not received its determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related Trust was tax-exempt as of the financial statement date.

                             SUPPLEMENTAL SCHEDULES
                             ----------------------

                                                                      SCHEDULE I
                                                                      ----------
                             TOMPKINS TRUSTCO, INC.
                             ----------------------

                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------

                                 EIN #16-1601020
                                 ---------------

                                    PLAN #003
                                    ---------

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
         --------------------------------------------------------------
           (Required Disclosure of Line 4i on Schedule H of Form 5500)
           -----------------------------------------------------------

                                DECEMBER 31, 2003
                                -----------------
================================================================================

                                                    (c)
                                          Description of investment
                    (b)                including maturity date, rate of                         (e)
         Identity of issue, borrower,   interest, collateral, par or             (d)          Current
  (a)      lessor or similar party             maturity value                    Cost          value
-------------------------------------------------------------------------------------------------------
          Federated Prime Obligations
           Fund                         Money Market Fund, 103 shares       $        103   $        103

          US Treasury                   Cash and cash equivalents                     42             42

   *      Tompkins Trustco, Inc.        Common Stock, 454,861 shares           7,090,785     20,946,349
                                                                            ------------   ------------

                Total investments                                           $  7,090,930   $ 20,946,494
                                                                            ============   ============

--------------------------------------------------------------------------------

* A party-in-interest as defined by ERISA.

                                                                     SCHEDULE II
                                                                     -----------

                             TOMPKINS TRUSTCO, INC.
                             ----------------------

                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------

                                 EIN #16-1601020
                                 ---------------

                                    PLAN #003
                                    ---------

                          SCHEDULE OF INVESTMENT ASSETS
                          -----------------------------

          THAT WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
          ------------------------------------------------------------
       (Required Disclosure of Line 4i on Schedule H of Form 5500, Part 2)
       -------------------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 2003
                      ------------------------------------
================================================================================

                                              (b)
                                    Description of investment
             (a)                  including maturity date, rate           (c)             (d)
 Identity of issue, borrower,    of interest, collateral, par or       Costs of        Proceeds of
   lessor, or similar party             maturity value               acquisitions     dispositions
--------------------------------------------------------------------------------------------------

                                    - NONE -

                                                                    SCHEDULE III
                                                                    ------------
                             TOMPKINS TRUSTCO, INC.
                             ----------------------

                          EMPLOYEE STOCK OWNERSHIP PLAN
                          -----------------------------

                                 EIN #16-1601020
                                 ---------------

                                    PLAN #003
                                    ---------

                       SCHEDULE OF REPORTABLE TRANSACTIONS
                       -----------------------------------
            (Required Disclosure Of Schedule H, Line 4j On Form 5500)
            ---------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 2003
                      ------------------------------------

================================================================================

     (a)           (b)           (c)       (d)      (e)        (f)        (g)        (h)         (i)
               Description
                 of asset
                 (include
               interest rate                                                       Current
                    and                                      Expense               value of
 Identity of    maturity in                                  incurred     Cost     asset on      Net
    party        case of a    Purchase   Selling   Lease       with        of     transaction    gain
   involved        loan)        price     price    rental   transaction   asset      date       (loss)
------------------------------------------------------------------------------------------------------


                                    - NONE -

         SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


TOMPKINS TRUSTCO, INC.  EMPLOYEE STOCK OWNERSHIP PLAN



                                    Administrator:  TOMPKINS TRUST COMPANY


Date:  June 22, 2004                By: /s/ FRANCIS M. FETSKO
                                        ----------------------------------------
                                                  Francis M. Fetsko
                                               Executive Vice President
                                               Chief Financial Officer

                                  Exhibit Index
                                  -------------


    Exhibit Number                  Description                         Page


23.1                       Consent of Dannible & McKee                   15